07027692

AIKINS

RECEIVED

2007 NOV -1 P 2:21

October 30, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

SUPPL

30th Floor
Commodity
Exchange Tower
360 Main Street
Winnipeg, Manitoba
Canada R3C 4G1

T (204) 957-0050
F (204) 957-0840
E amt@aikins.com
www.aikins.com

W. Douglas Stewart

(204) 957-4890

wds@aikins.com

(204) 957-4212

Cathie Lindley

(204) 957-4836

cathiel@aikins.com

0700971

Attention: **Paul Dudek, Office Chief, Office of International Corporate Finance**

Dear Sir:

Re: San Gold Corporation (the "Company") - Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (SEC File No. 82-35109)

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended.

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

News release dated October 18, 2007.

B. Information filed by the Company with the TSX Venture Exchange

None

C. Information which the Company has distributed to its security holders

None

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to contact the undersigned.

PROCESSED
NOV 06 2007
THOMSON
FINANCIAL

11/5

AIKINS, MACAULAY & THORVALDSON LLP
• LAW FIRM •

Yours truly,

AIKINS, MacAULAY & THORVALDSON LLP

Per:

W. DOUGLAS STEWART

WDS/cl
Encls.

SEC File No. 82- 35109

This press release is not for dissemination in the United States or for distribution to U.S. newswire services.

San Gold
CORPORATION

San Gold Corporation Announces Amendment to Terms of Debentures

October 18, 2007
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Mr. Dale Ginn, Chief Executive Officer of San Gold Corporation (the "Corporation"), a company listed on the TSX Venture Exchange under the symbol "SGR", today announced an amendment to the terms of the Corporation's $6,734,000 principal amount of issued and outstanding Series "B" 10% 2 year senior secured convertible redeemable debentures (the "Debentures"), which mature on October 18, 2008. Interest on the Debentures is 10% per annum, payable annually on the first and second anniversary of the initial issuance of the Debentures, which was October 18, 2006. Pursuant to the terms of the Debentures, holders of Debentures are entitled to elect to receive interest on the Debentures payable in cash or in common shares of the Corporation ("Common Shares") issued at the market price of the Common Shares on the applicable interest payment date, calculated in accordance with the policies of the TSX Venture Exchange (the "Exchange"). The Corporation and Computershare Trust Company of Canada ("Computershare"), the indenture trustee for the Debentures, have entered into a supplemental trust indenture (the "Supplemental Indenture") which amends the terms of the Debentures to provide that the holders of Debentures may elect to receive interest on the Debentures payable in Common Shares issued at a 10% discount to the market price of the Common Shares at both the first and second anniversaries of the issuance of the Debentures.

Any Common Shares issued to holders of Debentures who elect to receive their interest payment in Common Shares instead of cash shall be restricted from transfer for a period of four months and a day in accordance with applicable securities laws and the policies of the Exchange.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation at (204) 794-5818 or 1-800-321-8564.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

END